UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

HEADWATERS INCORPORATED

(Name of Applicant)

10635 South River Front Parkway, Suite 300

South Jordan, Utah 84095

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount*
[ ]% Convertible Senior Subordinated Notes due 2016	To Be Determined

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:

Kirk A. Benson

CEO and Chairman of the Board of Directors

10653 South River Front Parkway, Suite 300

South Jordan, Utah 84095

(801) 984-9400

With copies to:

Linda C. Williams, Esq.

David E. Lillevand, Esq.

Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street

San Francisco, California 94105

Telephone: (415) 983-1000

* The actual aggregate principal amount of New Notes (defined below) to be issued pursuant to the Indenture (defined below) will depend upon the aggregate amount of Old Notes (defined below) that are exchanged as described in Item 2 herein.

Headwaters Incorporated (the “Company” or “Headwaters”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Company.

GENERAL

1.             General Information

(a)           Headwaters is a corporation.

(b)           Headwaters was organized under the laws of the State of Delaware.

2.             Securities Act Exemption Applicable

On or after the effective date of this Application for Qualification on Form T-3 (the “Application”), the Company intends to exchange (the “Exchange”) its [      ]% Convertible Senior Subordinated Notes due 2016 (CUSIP No. 42210PAR3) (the “New Notes”) for a portion of its currently outstanding 2.50% Convertible Senior Subordinated Notes due 2014 (CUSIP No. 42210PAD4 or 42210PAE2) (the “Old Notes”). If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application. For more detailed information regarding the Indenture, please see Item 8 of this Application.  The maximum aggregate principal amount of New Notes to be issued in the Exchange is $50,000,000, subject to increases by the Company from time to time.  The interest rate of the New Notes will be determined prior to issuance of any New Notes.

As the New Notes are to be exchanged by the Company with its existing noteholders exclusively and solely for outstanding Old Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for customary fees and expenses of its legal advisors, a customary financial advisor services fee made to Deutsche Bank Securities Inc. for advisory services rendered in connection with the Exchange and the engagement of Wells Fargo Bank, National Association, the trustee under the Indenture (the “Trustee”). No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange.

AFFILIATIONS

3.             Affiliates

For purposes of this Application only, the directors and executive officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed to be affiliates of the Company.

The subsidiaries listed below are affiliates of the Company.  The ownership of each direct and indirect subsidiary is 100%, except where indicated below.

American Lignite Energy, LLC, a Delaware limited liability company (40% ownership)

Atlantic Shutter Systems, Inc., a South Carolina corporation

Chihuahua Stone LLC, a Utah limited liability company

Covol Engineered Fuels, LC, a Utah limited liability company

Covol Fuels No. 2, LLC, a Utah limited liability company

Covol Fuels No. 3, LLC, a Utah limited liability company

Covol Fuels No. 4, LLC, a Utah limited liability company

Covol Fuels No. 5, LLC, a Utah limited liability company

Covol Fuels Alabama No. 3, LLC, a Utah limited liability company

Covol Fuels Alabama No. 4, LLC, a Utah limited liability company

Covol Fuels Alabama No. 5, LLC, a Utah limited liability company

Covol Fuels Alabama No. 7, LLC, a Utah limited liability company

Covol Fuels Rock Crusher, LLC, a Utah limited liability company

Covol Fuels Chinook, LLC, a Utah limited liability company

Dutch Quality Stone, Inc., an Ohio corporation

Eldorado G-Acquisition Co., a Utah corporation

Eldorado SC-Acquisition Co., a Utah corporation

Eldorado Stone Acquisition Co., LLC, a Utah limited liability company

Eldorado Stone Funding Co., LLC, a Utah limited liability company

Eldorado Stone LLC, a Delaware limited liability company

Eldorado Stone Operations LLC, a Utah limited liability company

Eldorado Stone Philippines, Inc., a Philippines corporation (99% ownership)

Environmental Technologies Group, LLC, a Utah limited liability company

Evonik Headwaters LLP, a United Kingdom limited liability partnership (50% ownership)

FlexCrete Building Systems, LC, a Utah limited liability company

Global Climate Reserve Corporation, a Utah corporation

HCM Louisiana, LLC, a Utah limited liability company

HCM Stone, LLC, a Utah limited liability company

HCM Utah, LLC, a Utah limited liability company

HES Ethanol Holdings, LLC, a Utah limited liability company

Headwaters CTL, LLC, a Utah limited liability company

Headwaters Clean Carbon Services LLC, a Utah limited liability company

Headwaters Construction Materials, LLC, a Texas limited liability company

Headwaters Construction Materials, Inc., a Utah corporation

Headwaters Energy Services Corp., a Utah corporation

Headwaters Ethanol Operators, LLC, a Utah limited liability company

Headwaters Heavy Oil, LLC, a Utah limited liability company

Headwaters Plant Services, Inc., a Utah corporation

Headwaters Refinery Investments Co., a Utah corporation

Headwaters Resources, Inc., a Utah corporation

Headwaters Resources Limited, a New Brunswick, Canada corporation

Headwaters Services Corporation, a Utah corporation

Headwaters Synfuel Investments, LLC, a Utah limited liability company

Headwaters Technology Innovation Group, Inc., a Utah corporation

Inspire Services, LLC, a Michigan limited liability company

L-B Stone LLC, a Utah limited liability company

Metamora Products Corporation, a Michigan corporation

Metamora Products Corporation of Elkland, a Pennsylvania corporation

MTP, Inc., an Ohio corporation

Piedras Headwaters, S. de RL de CV, a Mexican limited liability variable stock company

Stonecraft Manufacturing, LLC, an Ohio limited liability company

Stonecraft Sales, LLC, a Michigan limited liability company

Tapco Europe Limited, a United Kingdom corporation

Tapco International Corporation, a Michigan corporation

MANAGEMENT AND CONTROL

4.             Directors and Executive Officers

The following table lists the names and offices held by all directors and executive officers of the Company as of May 4, 2012. The mailing address of each director and executive officer is: c/o Headwaters Incorporated, 10635 South River Front Parkway, Suite 300, South Jordan, Utah, 84095.

Name	Office

Kirk A. Benson	Chief Executive Officer and Chairman of the Board
Donald P. Newman	Chief Financial Officer
Harlan M. Hatfield	Vice President, General Counsel and Secretary
William H. Gehrmann, III	President, Heavy Construction Materials Group
Stephanie E. Black	President, HTI Group
Murphy K. Lents	President, Stone Group
David S. Ulmer	President, Tapco Group
Bobby L. Whisnant	President, Block Group
James A. Herickhoff	Director
Raymond J. Weller	Director
E.J. “Jake” Garn	Director
R Sam Christensen	Director
William S. Dickinson	Director
Malyn K. Malquist	Director
Blake O. Fisher, Jr.	Director
Grant E. Gustafson	Director

5.             Principal Owners of Voting Securities

There are no persons known by the Company to beneficially own 10% or more of its voting securities as of the date of this Application, based on a review of filings with the Securities and Exchange Commission.  Percentages of shares beneficially owned are based on 61,085,161 shares of common stock outstanding as of April 25, 2012.

UNDERWRITERS

6.             Underwriters

(a)           The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Security Underwritten

Deutsche Bank Securities Inc.

U.S. Bancorp Investments, Inc.

Avondale Partners, LLC

Canaccord Genuity Inc.

Stephens Inc.

Wedbush Securities Inc.

c/o Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

$400,000,000 aggregate principal amount of 7-5/8% Senior Secured Notes due 2019

Canaccord Adams Inc. Stephens Inc. Avondale Partners, LLC c/o Canaccord Adams Inc. 99 High Street Boston, Massachusetts 02110	9,600,000 Shares of Common Stock

(b)           No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Exchange and issued pursuant to the Indenture.

CAPITAL SECURITIES

7.             Capitalization

(a)           The authorized and outstanding capital stock and debt securities of the Company as of March 31, 2012 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001	200,000,000	61,085,161*
Preferred Stock, par value $0.001	10,000,000	0
7-5/8% Senior Secured Notes, due April 2019		$400 million
16% Convertible Senior Subordinated Notes Due 2016		$9.2 million
2.50% Convertible Senior Subordinated Notes Due 2014 (“Old Notes”)		$102.8 million

*Common Stock amount outstanding is as of April 25, 2012.

(b)           Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.  No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of stockholders, unless as expressly permitted by law or as may be determined by the Board of Directors in a certificate of designations, preferences and rights.

INDENTURE SECURITIES

8.             Analysis of Indenture Provisions

The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and Wells Fargo Bank, National Association, as Trustee. The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture, including the determination of the interest rate of the New Notes and the aggregate principal amount of New Notes, are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

(a)           Events of Default; Withholding of Notice.

Each of the following is an “Event of Default” under the Indenture:

1.               default in the payment of interest on any Security when due and payable and the default continues for a period of 30 days;

2.               default in the payment of the Principal Amount of any Security when due and payable at Stated Maturity, upon required repurchase upon a Fundamental Change, upon declaration or otherwise;

3.               failure by the Company to comply with its obligation to convert the Securities into cash and shares of Common Stock, if any, upon exercise of a Holder’s conversion right in accordance with Article 6 hereof, and such failure continues for a period of ten days;

4.               failure by the Company to give a Fundamental Change Company Notice or notice to Holders required pursuant to Section 6.01(a)(iii) or Section 6.01(a)(iv), in each case on the date such notice is due;

5.               failure by the Company to comply with its obligations in Article 8 [Consolidation, Merger, Conveyance, Transfer or Lease];

6.               default in the observance or performance of any covenant of the Company in this Indenture, and such default continues for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in Principal Amount of the Outstanding Securities a written notice, in each case received by the Company (and the Trustee, if applicable), specifying such default and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder;

7.               failure to pay when due at Stated Maturity, or default by the Company or any Subsidiary in the payment of the principal or interest on any mortgage, agreement or other instrument which results in the acceleration of maturity, in each case of any indebtedness for money borrowed in excess of $25,000,000 in the aggregate of the Company and/or any such Subsidiary, whether such indebtedness now exists or is hereafter created (but excluding intercompany indebtedness), unless such failure is cured or such acceleration is rescinded, stayed or annulled within 10 days after written notice of default is received by the Company from the Trustee or the Holders of at least 25% in Principal Amount of the Securities then outstanding;

8.               the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law, (ii) a decree or order adjudging the Company or a Significant Subsidiary of the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal or state law or (iii) appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of a Significant Subsidiary of the Company of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days;

9.               the commencement by the Company or by a Significant Subsidiary of the Company of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company or of a Significant Subsidiary of the Company in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of a Significant Subsidiary of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or by a Significant Subsidiary of the Company in furtherance of any such action; or

10.         a final judgment for the payment of $10 million or more (excluding any amounts covered by insurance) rendered against the Company or any Significant Subsidiary, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished.

The Trustee may withhold notice to the Holders of the Securities of any Event of Default, except defaults in payment of Principal Amount or interest, including Additional Interest, if any, on the Securities, if and so long as a committee of the trust officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Securities.

(b)           Authentication and Delivery of New Notes; Use of Proceeds

The Securities shall be executed on behalf of the Company by its Chief Executive Officer, its President, its Chief Financial Officer or its Treasurer.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities.  The Company Order shall specify the amount of Securities to be authenticated, and shall further specify the amount of such Securities to be issued as a Global Security or as Physical Securities.  The Trustee in accordance with such Company Order shall authenticate and deliver such Securities as in this Indenture provided and not otherwise.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.

There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

(c)           Release and Substitution of Property Subject to the Lien of the Indenture.

The New Notes are unsecured obligations of the Company.  As such, the New Notes are not secured by any lien on any property.

(d)           Satisfaction and Discharge of the Indenture.

When (a) the Company shall deliver to the Trustee for cancellation all Securities theretofore authenticated (other than any Securities that have been destroyed, lost or stolen and in lieu of or in substitution for which other Securities shall have been authenticated and delivered) and not theretofore canceled, or (b) all the Securities not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable (whether at Stated Maturity, or on any Fundamental Change Purchase Date or upon conversion or otherwise) and the Company shall have deposited with the Trustee, in trust, cash funds and shares of Common Stock, as applicable, sufficient to pay all amounts due (and shares of Common Stock deliverable following conversion, if applicable) on all of such Securities (other than any Securities that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other Securities shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal and interest, including Additional Interest, if any, due, accompanied, except in the event the Securities are due and payable solely in cash upon a Fundamental Change Purchase Date, by a verification report as to the sufficiency of the deposited amount from an independent certified accountant, and if the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then this Indenture shall cease to be of further effect (except as to (i) remaining rights of registration of transfer, substitution and exchange and conversion of Securities, (ii) rights hereunder of Securityholders to receive payments of principal of and interest, including Additional Interest, if any, on, the Securities and the other rights, duties and obligations of Securityholders, as beneficiaries hereof with respect to the amounts, if any, so deposited with the Trustee and (iii) the rights, obligations and immunities of the Trustee hereunder), and the Trustee, on written demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel as required by Section 1.02 and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture; the Company, however, hereby agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee and to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with this Indenture or the Securities.

(e)           Evidence as to Compliance.

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Act. Each such certificate or opinion shall be given in the form of an Officers’ Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirement set forth in this Indenture.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers’ Certificate, stating whether or not to the knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions, covenants and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) or has been in default during the previous year and, if the Company shall be in default, or shall have been in default during the previous year, specifying all such defaults and the nature and the status thereof of which the signers may have knowledge.

The Company shall deliver to the Trustee, as soon as possible and in any event within 30 days after the Company becomes aware of the occurrence of any Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers’ Certificate setting forth the details of such Event of Default or Default, its status and the action which the Company proposes to take with respect thereto.

9.             Other Obligors

There are no persons other than the applicant who are an obligor upon the indenture securities.

Contents of application for qualification. This application for qualification comprises:

(a)           Pages numbered 1 to 10, consecutively.

(b)           The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, National Association, Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

(c)           The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A1

Amended and Restated Certificate of Incorporation of the Company dated March 1, 2005 (incorporated by reference to Exhibit 3.1.9 filed with Headwaters’ Current Report on Form 8-K, for the event dated March 1, 2005, filed March 3, 2005).

Exhibit T3A2

Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1.10 to Headwaters’ Current Report on Form 8-K, for the event dated February 24, 2011, filed February 25, 2011).

Exhibit T3B1	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2.5 to Headwaters’ Annual Report on Form 10-K, for the fiscal year ended September 30, 2006).

Exhibit T3B2

Amendment of Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2.6 to Headwaters’ Current Report on Form 8-K, for the event dated December 19, 2008, filed December 22, 2008).

Exhibit T3C*	Form of Indenture between the Company and Wells Fargo Bank, National Association, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E*	Form of Exchange Agreement.

Exhibit T3F*	Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*  Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Headwaters Incorporated, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Salt Lake City and State of Utah, on the 4th day of May, 2012.

(Seal)			Headwaters Incorporated

Attest:	/s/ Harlan M. Hatfield		By:	/s/ Donald P. Newman
	Name:	Harlan M. Hatfield		Name:	Donald P. Newman
	Title:	Vice President,		Title:	Chief Financial Officer
General Counsel and Corporate Secretary